UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2015 and 2014

Contents

Financial Statements

Supplemental Schedule

EXHIBIT 23 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Investments, at fair value
Mutual funds	$538,178,387	$582,863,105
Hess Corporation common stock fund	128,274,220	184,229,245

	666,452,607	767,092,350
Notes receivable from participants	6,445,218	9,302,336
Cash	640,617	859,709
Prepaid administrative expenses	265,048	279,607
Interest and dividends receivable	10,504	4,179

Total assets	673,813,994	777,538,181
Other liabilities	(396,893)	(453,196)

Total net assets available for benefits	$673,417,101	$777,084,985

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Investment income/(loss)
Net depreciation in fair value of investments	$(84,824,867)
Distributions from mutual funds	19,396,204
Dividends on Hess Corporation common stock fund	2,533,405

(62,895,258)
Employee contributions	29,006,581
Employer contributions	27,702,689
Rollovers from other plans	1,771,512
Interest and other income, net	639,811
Transfers from affiliated plans	1,453,814
Benefit payments	(100,915,291)
Administrative expenses	(431,742)

Net (decrease) in net assets available for benefits	(103,667,884)
Total net assets available for benefits at beginning of year	777,084,985

Total net assets available for benefits at end of year	$673,417,101

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.

General: The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Hess Corporation Employee Benefits Plan Committee provides guidance and direction for the plan activities. For the purpose of carrying out the Plan, a trust agreement was entered into effective July 1, 2009, with JPMorgan Chase Bank NA (Trustee), and Xerox HR Solutions, LLC has been the plan record-keeper since 2006.

Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation. Effective January 1, 2012, the Company increased its matching contribution to 133% from 100% of the employee’s contribution. In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions.

Vesting: Participants are immediately fully vested in their contributions and the employer’s matching contributions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES). Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.

Notes Receivable from Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. There are no allowances for credit losses on participant loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the Plan’s mutual funds, reduced for any outstanding loan balances, is paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1⁄2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1⁄2. Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

Expenses: The Plan’s expenses are costs for the general administration of the Plan and include recordkeeping, legal and accounting services. Expenses may be paid by either the Plan or the Company. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts.

Party-in-interest: Funds that qualify as party-in-interest transactions include shares in the money market fund managed by JP Morgan Chase NA, the trustee for the Plan, and the Hess Corporation Common Stock Fund. All of these transactions are exempt from ERISA’s prohibited transaction rules.

2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements, Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820). See Note 4, Fair Value Measurements, for further disclosure. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

Notes Receivable from Participants: Notes receivable from participants are stated at their outstanding principal balances plus any accrued but unpaid interest.

Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.

Sale of Investments: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Gains or losses on sales of Hess Corporation common stock and mutual funds in the Plan are based on average cost.

Benefit Payments: Distributions of benefits to participants are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.

Recent Accounting Pronouncement: In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Benefit Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). This pronouncement is a three-part update with the objective of simplifying benefit plan reporting to make the information presented more useful to the reader. Parts I and Part III do not apply to the Plan. Part II simplifies the investment disclosure requirements for employee benefit plans. This guidance is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan has elected to early adopt Part II, and as such, the disclosures in these financial statements reflect the retrospective application of ASU 2015-12.

3. Fair Value Measurements

The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The value of the underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Mutual funds	$538,178,387	$—	$—	$538,178,387
Hess Corporation common stock fund	128,274,220	—	—	128,274,220

Total assets at fair value	$666,452,607	$—	$—	$666,452,607

December 31, 2014
Mutual funds	$582,863,105	$—	$—	$582,863,105
Hess Corporation common stock fund	184,229,245	—	—	184,229,245

Total assets at fair value	$767,092,350	$—	$—	$767,092,350

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

5. Tax Status

The Plan received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods. The plan administrator believes the Plan is no longer subject to audit review for years prior to 2012.

6. Transfers from Affiliated Plans

Transfers of employee account balances are made between the Plan and savings plans sponsored by certain affiliates of the Company due to job transfers. The amounts transferred into the Plan during 2015 and 2014 were $1,453,814 and $590,026, respectively.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for Plan benefits from the financial statements to the Form 5500, as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Net assets available for Plan benefits on the financial statements	$673,417,101	$777,084,985
Deemed distributions of participant loans	(65,189)	(301,253)

Total net assets available for benefits on Form 5500	$673,351,912	$776,783,732

The following is a reconciliation of the net decrease in net assets from the financial statements to the Form 5500 as of December 31, 2015:

Net decrease per financial statements	$(103,667,884)
Change in deemed distributions of participant loans	236,064

Net decrease per Form 5500	$(103,431,820)

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13—4921002 PLAN NO. 001

AT DECEMBER 31, 2015

Form 5500 – SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Hess common stock fund:
*Hess Corporation	Common Stock – 2,603,749 shares	$126,229,752
*JPMorgan Chase	Money Market Fund – 2,044,468 shares	2,044,468
Mutual Funds:
T. Rowe Price	T. Rowe Price Retirement 2025 Fund – 3,737,245 shares	55,871,820
BlackRock	BlackRock TempFund – 55,178,991 shares	55,178,991
T. Rowe Price	T. Rowe Price Retirement 2020 Fund – 2,652,713 shares	52,231,926
The Vanguard Group	Vanguard 500 Institutional Index Fund – 277,088 shares	51,710,143
The Vanguard Group	Vanguard Mid Cap Index Fund – 1,248,320 shares	41,007,325
The Vanguard Group	Vanguard Small Cap Index Fund – 643,215 shares	34,122,569
T. Rowe Price	T. Rowe Price Retirement 2030 Fund – 1,467,669 shares	32,009,857
T. Rowe Price	T. Rowe Price Retirement 2035 Fund – 1,827,502 shares	28,856,262
T. Rowe Price	T. Rowe Price Retirement 2015 Fund – 1,826,039 shares	24,980,212
Laudus Funds	Laudus U.S. Large Cap Growth Fund – 1,164,948 shares	19,314,841
Western Asset	Western Asset Core Plus Bond Fund – 1,621,922 shares	18,538,564
T. Rowe Price	T. Rowe Price Retirement 2040 Fund – 731,195 shares	16,510,390
T. Rowe Price	T. Rowe Price Retirement 2045 Fund – 1,014,733 shares	15,383,358
The Vanguard Group	Vanguard Developed Markets Index Fund – 1,156,453 shares	13,680,837
Lazard Asset Management	Lazard Emerging Markets Fund – 909,733 shares	12,226,816
The Vanguard Group	Vanguard Total Bond Market Index Fund – 1,102,138 shares	11,726,750
William Blair Funds	William Blair International Small Cap Growth Fund –749,168 shares	10,278,586
T. Rowe Price	T. Rowe Price Retirement 2010 Fund – 589,313 shares	9,947,596
Touchstone Investments	Touchstone Value Fund – 1,010,070 shares	8,777,507
Voya Funds	Voya Small Company Open-End Fund – 533,464 shares	7,873,924
Western Asset	Western Asset Inflation Indexed Plus Fund – 630,155 shares	6,893,899
T. Rowe Price	T. Rowe Price Retirement Balanced Fund– 476,787 shares	6,789,447
T. Rowe Price	T. Rowe Price Retirement 2005 Fund – 217,765 shares	2,706,816
T. Rowe Price	T. Rowe Price Retirement 2050 Fund – 54,886 shares	699,242
T. Rowe Price	T. Rowe Price Retirement 2055 Fund – 38,481 shares	489,094
T. Rowe Price	T. Rowe Price Retirement 2060 Fund – 38,390 shares	371,615
Notes Receivable from Participants	Loans to Plan participants (interest rates of 4.25% to 10.5%)	6,380,029

Total		$672,832,636

* Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and

Participants in the Hess Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hess Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hess Corporation Employees’ Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Hess Corporation Employees’ Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2016

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

By:	/s/ Brent L. Schwartz
Brent L. Schwartz Director, HR – Benefits and HR Services

June 27, 2016